November 23, 2016

H. Roger Schwall

Office of Natural Resources

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
SEC comment letter dated November 15, 2016
File No. 1-15006

Dear Mr. Horowitz,

I refer to your letter to Mr. WU Enlai, dated November 15, 2016, relating to PetroChina Company Limited’s Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 and our response letter dated September 29, 2016.

We are in the process of collecting the relevant information and endeavor to respond to you as soon as possible. As we need additional time to prepare the response, we respectfully request an extension of the deadline to December 22, 2016.

Should you have any additional questions or require additional information, please do not hesitate to contact Mr. Fang WEI or me (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390), or our attorneys, Yang Ge (email: yang.ge@shearman.com; telephone: +86.10.5922.8027) and Matthew Bersani (email: Mbersani@shearman.com; telephone: +852.2978.8096).

Very truly yours,

/s/ WU Enlai

WU Enlai

Secretary to the Board of Directors